SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                             _____________



                SCHEDULE 13G
                (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                (AMENDMENT NO. 2)*

        VIRTUSA Corporation
        (Name of Issuer)

        Common Stock
        (Title of Class of Securities)

        92827P102
        (CUSIP Number)

        December 31, 2015
        (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ x ]   Rule 13d-1(b)
        [   ]   Rule 13d-1(c)
        [   ]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     92827P102
              ---------

---------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Pembroke Management, LTD
---------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]
---------------------------------------------------------------------------
(3) SEC USE ONLY
---------------------------------------------------------------------------
(4) CITIZENSHIP OR PLACE OF ORGANIZATION Canada
---------------------------------------------------------------------------
NUMBER OF         (5) SOLE VOTING POWER 1,038,097
SHARES            ---------------------------------------------------------
BENEFICIALLY      (6) SHARED VOTING POWER 0
OWNED BY          ---------------------------------------------------------
EACH              (7) SOLE DISPOSITIVE POWER 1,038,087
REPORTING         ---------------------------------------------------------
PERSON WITH       (8) SHARED DISPOSITIVE POWER 0
---------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,038,087
---------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
     [   ]
---------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.48%
---------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
     IA
---------------------------------------------------------------------------

Item 1.
    (a) Name of Issuer:
        VIRTUSA Corporation

    (b) Address of Issuer's Principal Executive Offices:
        2000 West Park Drive Westborough, MA 01581

Item 2.
    (a) Name of Person Filing:
        Pembroke Management, LTD

    (b) Address of Principal Business Office or, if None, Residence:
        1002 Sherbrooke Street West, Suite 1700, Montreal, Quebec H3A 354

    (c) Citizenship: Canada

    (d) Title of Class of Securities: Common Stock

    (e) CUSIP Number: 92827P102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

    (a) [   ] Broker or dealer registered under Section 15 of the
                Exchange Act.

    (b) [   ] Bank as defined in Section 3(a)(6) of the Exchange Act.


    (c) [   ] Insurance company as defined in Section 3(a)(19) of the
                Exchange Act.
    (d) [   ] Investment company registered under Section 8 of the
                Investment Company Act.
    (e) [ x ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
    (f) [   ] An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);
    (g) [   ] A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G);
    (h) [   ] A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act;
    (i) [   ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                Investment Company Act;
    (j) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.         Ownership.

    (a) Amount beneficially owned: 1,038,087
    (b) Percent of class: 3.48%
    (c) Number of shares as to which the person has:
        (i) Sole power to vote or to direct the vote: 1,038,097
        (ii) Shared power to vote or to direct the vote: 0
        (iii) Sole power to dispose or to direct the disposition of:
                1,038,087
        (iv) Shared power to dispose or to direct the disposition of:
	        0

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Clients of
            Pembroke Management, LTD
        have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock reported as beneficially owned by
            Pembroke Management, LTD
        No client beneficially owns more than 5% of the issuer's common stock.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable

Item 8. Identification and Classification of Members of the Group.
        Not applicable

Item 9. Notice of Dissolution of Group.
        Not applicable

Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Filer
                Pembroke Management, LTD

        By:
                /s/ Michael McLaughlin

        Name:
                Michael McLaughlin

        Title:
                Partner

        Date:
                February 8, 2016